 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 3

COLE CORPORATE INCOME TRUST, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$14,000,000	$1,803.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,000,000 Shares at a purchase price equal to $7.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,060.80
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: November 4, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 3 TO TENDER OFFER

This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) CMG LEGACY INCOME FUND, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC, AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 2,000,000 shares of common stock (the “Shares”) in Cole Corporate Income Trust, Inc. (the “REIT”), the subject company, for $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 4, 2014 (“Offer Date”) and the related Agreement of Assignment and Transfer.

The Offer is being amended to add the following questions and answers to the Summary Term Sheet:

IF I TENDER MY SHARES, WILL I ALSO RECEIVE CONSIDERATION FROM THE MERGER IF IT OCCURS?
No.  If you tender your Shares to the Purchasers, you assign any and all rights to any dividends, cash, or SIR shares received with respect to such Shares after December 12, 2014.  As discussed above and below, the REIT has entered into a merger agreement with Select Income REIT that it expects will close in the first quarter 2015, so if you tender your Shares, it is likely that you will not be a shareholder if and when the merger closes.  By tendering your shares, you are also giving up your right to vote on the proposed merger if and when a meeting of shareholders is held (if the record date for the meeting is prior to the date when the Purchasers become record holders, then by tendering your Shares you grant a proxy to the Purchasers to vote your Shares; if the Purchasers become record shareholders prior to the record date, then the Purchasers will have the right to vote the Shares in their own right).

HOW MUCH COULD I RECEIVE IN THE MERGER IF IT CLOSES AND I DO NOT TENDER MY SHARES?
As discussed under “What is the market value of my Shares?” the amount of the consideration shareholders may receive in the merger, if it occurs, is dependent upon the elections other shareholders make.  The Purchasers set forth what they believe to be the most likely outcome given the recent trading price of SIR, assuming most shareholders will make a rational choice to receive the greatest total consideration possible.  However, it is possible that fewer than 60% of shareholders will chose to receive the cash consideration, in which case shareholders choosing cash would receive more than 60% of their consideration in cash, resulting in higher total consideration given the recent trading price of SIR.  It is technically possible that some shareholders would receive $10.50 per Share and some shareholders would receive only shares of SIR, or any combination thereof.  The Purchasers cannot of course predict these outcomes.

The “Establishment of the Offer Price” section of the Offer is hereby amended to include the following additional disclosure: “Shareholders may wish to refer to the various third-party valuations of the REIT performed by the REIT and/or SIR as discussed in the Registration Statement on Form S-4 filed by Select Income REIT on October 17, 2014, available on the SEC’s EDGAR database, which valuations, on a per Share basis, are higher than our Offer Price.”

Further, the Offer Letter is amended to clarify that the Offer expires at 11:59 P.M. on December 12, 2014, not 5:00 P.M.

Item 12.                      Exhibits.

(a)(1)	Amended Offer to Purchase dated November 6, 2014*

(a)(2)	Amended Agreement of Assignment and Transfer dated November 6, 2014*

(a)(3)	Amended Letter to Shareholders dated November 6, 2014*
(a)(4) (a)(5)	Form of advertisement in Investor’s Business Daily* Letter to Street Name Shareholders dated November 6, 2014*
(b)- (h)	Not applicable.

*Previously filed on November 4, 6, and 12, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 20, 2014

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson